SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of June, 2011

Commission File Number 1-14948

Toyota Motor Corporation
(Translation of Registrant’s Name Into English)

1, Toyota-cho, Toyota City,
Aichi Prefecture 471-8571,
Japan
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

This Form 6-K/A is being furnished to correct two typographical errors in the section entitled “4. Reasons for the announcement” of Exhibit 99.1 to the Form 6-K furnished by Toyota Motor Corporation on June 10, 2011 (the “Original Form 6-K”).  The typographical errors relate to the projected consolidated vehicle sales figures for FY2012 and the first half of FY2012.  Other than the foregoing correction, no changes have been made to Exhibit 99.1 of the Original Form 6-K.  Furthermore, no changes have been made to Exhibits 99.2 and 99.3 of the Original Form 6-K.

The relevant portion of Exhibit 99.1 to the Original Form 6-K which includes the corrected figures is as follows:

Under such circumstances, we believe the information above is our current full-year consolidated and unconsolidated financial forecasts for FY2012 and consolidated financial forecasts for the first half of FY2012.  We also believe the consolidated vehicle sales will be 7,240 thousand units (not 724 thousand units) for the full-year and 2,920 thousand units (not 292 thousand units) for the first half.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Toyota Motor Corporation

By:	/s/ Naoki Kojima
	Name:	Naoki Kojima
	Title:	General Manager of
Accounting Division

Date:  June 15, 2011